BCM Focus Small/Micro-Cap Fund

a series of the

BCM Focus Funds

LETTER OF INVESTMENT INTENT

December 12, 2022

BCM FOCUS FUNDS

12600 Hill Country Boulevard, Suite R-230

Austin, Texas 78738

To the Board of Trustees of the BCM Focus Funds:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) of the BCM Focus Small/Micro-Cap Fund a series of the BCM Focus Funds, in the amount of One Hundred Thousand Dollars and 00/cents ($100,000.00) for Ten Thousand (10,000) shares at a net asset value of Ten Dollars ($10.00) per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of One Hundred Thousand Dollars and 00/cents ($100,000.00).

The undersigned represents to the Fund that he is purchasing the Shares for his own account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest and does not represent a loan or temporary advance by him.

The undersigned further agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest before December 31, 2023.

/s/ Brian Bares
Brian Bares